

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Marshall D. Smith
Chief Financial Officer
California Resources Corporation
27200 Tourney Road, Suite 315
Santa Clarita, California 91355

> **Re: California Resources Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2018**
> **Filed November 1, 2018**
> **File No. 001-36478**

Dear Mr. Smith:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Natural Resources